BlackRock Municipal Bond Fund, Inc. Insured Fund

FILE #811-02688

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
08/23/2007	City of San Jose California, Airport Revenue Bond	725,015,000	6,600,000	Lehman Brothers; Citigroup Global Markets Inc.; Merrill Lynch & Co.; E.J. De La Rosa & Co., Inc.; Goldman, Sachs & Co.; Loop Capital Markets; Morgan Stanley & Co. Incorporated; RBC Capital Markets